

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

January 6, 2011

Paul Genova
Chief Executive Officer
Wireless Telecom Group, Inc.
25 Eastmans Road
Parsippany, New Jersey 07054

> **Re:     Wireless Telecom Group, Inc.**
> **Form 10-K for year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 1-11916**

Dear Mr. Genova:

     We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief